UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
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FORM 12b-25
SEC FILE NUMBER
000-50218
NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:  September 30, 2010
[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
Caspian Services, Inc.
Full Name of Registrant
n/a
Former Name if Applicable
257 East 200 South, Suite 490
Address of Principal Executive Office (Street and Number)
Salt Lake City, Utah 8411
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The annual report of the registrant on Form 10-K could not be timely filed because management requires additional time to compile and verify the data required to be included in the report.  The report will be filed within fifteen calendar days of the date the original report was due.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Alexey Kotov                                                      801             746-3700
(Name)                                                                    (Area Code)                              (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

☒ Yes☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that during the fiscal year ended September 30, 2010 total revenues will have decreased approximately 52% compared to the fiscal year ended September 30, 2009. This decrease is primarily attributable to our having a number of vessels not under charter at the beginning of the work season coupled with higher than average operating margin for the CMOC project during fiscal 2009.  We also anticipate significantly lower geophysical services revenue as difficulties in the credit markets continued to inhibit financing for seismic projects.

The Company believes that total costs and operating expenses will have decreased approximately 31% during the twelve months ended September 30, 2010.  The Company anticipates, however, that total costs and operating expenses during fiscal 2010 will be approximately 127% of total revenues compared to 90% during fiscal 2009.

The Company expects to realize a loss from operations for the year ended September 30, 2010 of approximately $13.1 million compared to income from operations of $10.3 million during the year ended September 30, 2009. This decrease in income from operations during fiscal 2010 is largely attributable to significant decreases in vessel and geophysical service revenue coupled with decreased operating margins as discussed in the preceding paragraphs.

During fiscal 2010, the Company anticipates realizing a net loss attributable to Caspian Services, Inc. of approximately $16 million, or $.31 per share, compared to net income attributable to Caspian Services, Inc. of $5.1 million, or $.10 per share, during fiscal 2009.

Caspian Services, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 29, 2010	By	/s/ Alexey Kotov
Alexey Kotov
Chief Executive Officer